Exhibit 99.1

Baines Creek Capital, LLC

11940 Jollyville Road, Suite 210-S

Austin, Texas 78759

May 31, 2019

Dear Stockholders,

As you may be aware, Baines Creek Capital, LLC and its affiliated investment funds (collectively “Baines Creek” or “we”) beneficially own approximately 23.3% of the common stock of Legacy Reserves, Inc. (“LGCY” or, the “Company”) (Nasdaq: LGCY), making us the Company’s largest stockholder.

Baines Creek believes that the Company’s assets are significantly undervalued.  Due to the disparate nature of the Company’s acreage, it receives minimal to no credit for its undeveloped acreage.  If undeveloped locations were included as proved undeveloped reserves (“PUDs”), we believe the present value of estimated future oil and gas revenues, net of estimated direct expenses and discounted at an annual discount rate of 10% (PV10), would be significantly higher.  Additionally, we believe the Company’s share price has the potential to substantially appreciate if its balance sheet improves, but the Company’s board of directors (the “Board”) has failed to take the steps required to place LGCY on the right path for unlocking stockholder value, even at the urging of management and stockholders.

We have attempted to engage in constructive discussions with the Board regarding its structure and composition, as well as means to enhance stockholder value.  We believe that we have acted in good faith and fair dealing at all times in our dialogue with the Company and Board members.  However, when it became apparent that the Board was unwilling to meaningfully engage with us, we took the steps necessary to preserve our rights as stockholders by submitting to the Company a notice of nominations, dated April 1, 2019 (the “Nomination Notice”), of director candidates for election at the Company’s 2019 Annual Meeting of Stockholders (the “Annual Meeting”).

On April 9, 2019, we received a letter from LGCY’s legal counsel notifying us that the Company had rejected our Nomination Notice, stating that Baines Creek was not a record holder of LGCY shares as of the date the Nomination Notice was submitted.  But Baines Creek had, in fact, previously initiated the transfer of certain of its shares into record name with ample time to complete the process. To our surprise, however, the Company’s transfer agent rejected our broker’s repeated attempts to effect this transfer on three separate occasions leading up to the Company’s April 1, 2019 nomination deadline for the Annual Meeting.  We have some questions and concerns surrounding what may have gone wrong in this transfer process, since we cannot imagine how a large and reputable broker such as ours could receive errors when attempting to effectuate this routine transfer on three separate occasions.

As the Company’s largest stockholder, there is no question as to whether Baines Creek has the appropriate standing to nominate director candidates for election at the Annual Meeting, and that our interests are aligned with the Company’s stockholders.  By hiding behind an arcane, hyper-technical requirement under its Bylaws to undercut and prevent stockholder democracy, the Board is frustrating the spirit of the corporate governance process.  Stockholders should have the right to choose who represents them on the board of a company which they own.

We believe that stockholder concerns must be taken seriously.  Baines Creek has therefore decided NOT TO VOTE its shares at LGCY's upcoming Annual Meeting to prevent the Company from obtaining the quorum required to duly hold the meeting.  It is therefore critical that we do not vote our LGCY shares at all, rather than casting a “NO” vote or abstaining, since the Board is running unopposed as a result of its denial of our rights as stockholders to nominate director candidates.  Additionally, the Company’s use of a plurality voting standard, an outdated corporate governance practice, allows for each and every Company nominee to be elected upon receiving just one vote, since this election is uncontested.  As a result, if LGCY achieves a quorum at the Annual Meeting, the incumbent Board members will automatically be re-elected for another year, and stockholders will be denied the right to voice their opinion by voting their shares for the candidates that they believe will create the most value.

If we take no action, then our broker may submit a proxy on our behalf and our shares will be counted towards quorum. We intend to go to http://www.proxyvote.com and sign up to vote in person at the meeting. However, we do not plan to attend the Annual Meeting because doing so would count towards quorum.

We believe that the only way for our voice to be heard as a stockholder is to NOT VOTE at the Annual Meeting. This will ensure that our shares are not counted as present and prevent the Company from obtaining a quorum to duly hold its Annual Meeting and elect the incumbent director candidates.

Sincerely,

/s/ Brian Williams

Brian Williams
Managing Partner